

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via Email
John Wain
Chief Financial Officer
Rouse Properties, Inc.
1114 Avenue of the Americas
Suite 2800
New York, New York 10036

> **Re: Rouse Properties, Inc.**
> **Form 10-K**
> **Filed March 7, 2013**
> **File No. 001-35287**
> **Form 10-Q**
> **Filed May 7, 2013**
> **File No. 001-35287**

Dear Mr. Wain:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 2. Properties, page 23

Operating Metrics, page 25

1.   We note the table on page 26 of your 2012 leasing activity. In future Exchange Act periodic reports, please also disclose the leasing costs, including tenant improvement costs, leasing commissions and tenant concessions, with the noted disclosure. Also, here or in your MD&A, please compare the rates on your new and renewal leases to the rates on your expiring leases or advise.

Lease Expirations, page 26

2.   In future Exchange Act periodic reports, please include the annual rental and the percentage of gross annual rent represented by the expiring leases in each period in your lease expirations table.

3.   We note the amount of GLA that is expiring in 2013, 2014 and 2015. Here or in the MD&A section of future Exchange Act periodic reports, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.   Please tell us if the term "comparable properties" has the same meaning as the terms "same-store" and "same property" as used in your earnings conference calls. Please define "comparable properties" and quantify the properties included and excluded from the definition in future Exchange Act periodic reports. Also, please include a discussion of the material trends, such as those related to NOI, occupancy and rental rates, experienced by your comparable properties, as applicable.

Form 10-Q for the quarterly period ended March 31, 2013

Note 2. Summary of Significant Accounting Policies

Impairment, page 8

5.   We note that the company recorded an impairment charge of approximately $21.7 million during the three months ended March 31, 2013. Please tell us the changes to events and circumstances that changed management's estimated holding period for the asset. In your response please provide us with a timeline leading up to management's decision to record an impairment charge explaining in detail the events that occurred subsequent to the spin off transaction and subsequent to December 31, 2012 related to the impaired property. Finally, please enhance your disclosure in future filings to more thoroughly discuss the impaired property including the factors that lead management to conclude the property suffered an other than temporary decline in value.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney at (202)551-3758 or Duc Dang, Special Counsel at (202)551-3386 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant